Clarivate Analytics Plc

4th Floor, St. Paul’s Gate, 22-24 New Street

St. Helier, Jersey JE1 4TR

April 25, 2019

VIA EDGAR

Matthew Derby

Staff Attorney

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Clarivate Analytics Plc (the “Company”)

Registration Statement on Form F-4 originally filed February 27, 2019

(File No. 333-229899) (the “Registration Statement”)

Dear Mr. Derby:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., Friday, April 26, 2019, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

CLARIVATE ANALYTICS PLC

By:	/s/ Paul Edwards
Name: Paul Edwards Title: Director